FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1    FRN Variable Rate Fix dated 07 June 2004
No. 2    FRN Variable Rate Fix dated 07 June 2004
No. 3    FRN Variable Rate Fix dated 07 June 2004
No. 4    FRN Variable Rate Fix dated 07 June 2004
No. 5    FRN Variable Rate Fix dated 07 June 2004
No. 6    FRN Variable Rate Fix dated 08 June 2004
No. 7    FRN Variable Rate Fix dated 09 June 2004
No. 8    FRN Variable Rate Fix dated 11 June 2004
No. 9    FRN Variable Rate Fix dated 11 June 2004
No. 10   FRN Variable Rate Fix dated 11 June 2004
No. 11   FRN Variable Rate Fix dated 11 June 2004
No. 12   Employee Share Option Scheme dated 11 June 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 06-Jun-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167840957

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 06-Sep-2004 HAS BEEN FIXED AT 4.780000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 06-Sep-2004 WILL AMOUNT TO
GBP 119.17 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 07-Jun-1999
    ISIN: XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 07-Sep-2004 HAS BEEN FIXED AT 4.870000 PCT.

DAY BASIS 92/366

INTEREST PAYABLE VALUE 07-Sep-2004 WILL AMOUNT TO
GBP 1,224.15 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 460,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 05-Dec-2003
    ISIN: XS0181746693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 07-Sep-2004 HAS BEEN FIXED AT 4.780000 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 07-Sep-2004 WILL AMOUNT TO
GBP 12.05 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 301,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 25-Feb-2004
    ISIN: XS0187108898

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 06-Sep-2004 HAS BEEN FIXED AT 4.760000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 06-Sep-2004 WILL AMOUNT TO
GBP 11.87 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 722,000.00
    MATURING: 07-Dec-2007
    ISSUE DATE: 08-Dec-2003
    ISIN: XS0182214972

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 07-Sep-2004 HAS BEEN FIXED AT 4.780000 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 07-Sep-2004 WILL AMOUNT TO
GBP 12.05 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 08-Mar-2005
    ISSUE DATE: 08-Jly-2003
    ISIN: XS0171914970

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Jun-2004 TO 08-Sep-2004 HAS BEEN FIXED AT 4.795000 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 08-Sep-2004 WILL AMOUNT TO
GBP 120.86 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 579,000.00
    MATURING: 04-Dec-2007
    ISSUE DATE: 04-Jun-2004
    ISIN: XS0193714416

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Jun-2004 TO 06-Sep-2004 HAS BEEN FIXED AT 4.753750 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 06-Sep-2004 WILL AMOUNT TO:
GBP 12.24 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 11,060,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 10-Dec-2003
    ISIN: XS0182223965

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Jun-2004 TO 10-Sep-2004 HAS BEEN FIXED AT 4.896250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 10-Sep-2004 WILL AMOUNT TO:
GBP 123.41 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9


RE: NORTHERN ROCK PLC
    GBP 2,790,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 12-Dec-2002
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Jun-2004 TO 10-Sep-2004 HAS BEEN FIXED AT 4.866250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 10-Sep-2004 WILL AMOUNT TO:
GBP 12.27 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 14-Mar-2005
    ISSUE DATE: 14-Mar-2000
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jun-2004 TO 14-Sep-2004 HAS BEEN FIXED AT 1.618750 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 14-Sep-2004 WILL AMOUNT TO:
USD 4.14 PER USD 1,000.00 DENOMINATION
USD 41.37 PER USD 10,000.00 DENOMINATION
USD 413.68 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11

RE: NORTHERN ROCK PLC
    USD 13,584,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 14-Dec-2001
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jun-2004 TO 14-Sep-2004 HAS BEEN FIXED AT 1.508750 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 14-Sep-2004 WILL AMOUNT TO
USD 3.86 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 12


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 11 June 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,493,469 Shares representing 1.30% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  14 June 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary